FONU2, INC.

331 EAST COMMERCIAL BLVD.

FT. LAUDERDALE, FLORIDA  33334

(954) 938-4133

July 18, 2013

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

RE:

Re: FonU2, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed January 17, 2013

Response dated June 6, 2013

File No. 0-49652

Dear Mr. Thompson:

We submit the following in response to your comment by letter of July 9, 2013.  To facilitate review we have quoted your comment and indicated our response below.

Item 8. Financial Statements and Supplementary Data, page 11

Notes to Financial Statements, page 18

Summary of Significant Accounting Policies, page 18

Reverse-Merger Transaction, page 18

1.

We reviewed your response to comment two in our letter dated May 30, 2013. Please tell us how you intend to correct the error in accounting for the acquisition of [Cygnus] in future filings. In addition, please tell us in detail how you accounted for the acquisition. In doing so, tell us how you accounted for the change in capital structure of [Cygnus] and how the shares issued to [Cygnus] shareholders are reflected in the statements of stockholders’ equity. Also, please explain to us why the number of shares of common stock outstanding at September 30, 2012 is correct given the issuance of 53,411,262 common shares to the shareholders of [Cygnus], the 9,374,920 common shares held by Zaldiva shareholders and the issuance of 41,298,087 common shares to other parties during the nine months ended September 30, 2012.

COMPANY RESPONSE:

1)

How we intend to correct the error in accounting for the acquisition of Cygnus in future filings:  The Company plans to correct its error in accounting for the acquisition of Cygnus in future filings pursuant to the SEC’s Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  As a result of an evaluation of this error under SAB 108, the Company determined that the error was not material, in any qualitative or quantitative sense, to the Company’s September 30, 2012 financial statements, and therefore, no restatement was necessary.  Pursuant to SAB 108, the correcting adjustment will be reflected in future filings as an increase of approximately $1,500,000 to additional paid-in capital and a corresponding increase in accumulated deficit (resulting from the full impairment of goodwill).

2)

How we accounted for the acquisition of Cygnus:  The Company accounted for the acquisition of Cygnus as a reverse merger.  Pursuant to this accounting treatment, Cygnus was the accounting acquirer and FONU2 was the entity acquired for accounting purposes.  As disclosed in the “Reverse-Merger Transaction” footnote, FONU2 issued 53,411,262 shares of its common stock to the shareholders of Cygnus in the transaction.  This number of shares is equivalent to the sum total of all common shares outstanding on the Statement of Stockholders’ Equity immediately prior to the reverse-merger transaction.  The 9,374,920 shares of common stock issued “to acquire Zaldiva.com” in the statement of stockholders’ equity represents the total number of Cygnus common shares outstanding on the acquisition date.

3)

Why the number of shares of common stock outstanding at September 30, 2012 correct:  The 66,676,182 shares of FONU2 common stock issued and outstanding at September 30, 2012 is correct in that it consists of: 1) the 53,411,262 shares issued by FONU2 to acquire Cygnus, 2) the 9,374,920 shares of Cygnus common stock issued and outstanding at the date of the acquisition, and 3) the 3,890,000 (not 41,298,087) shares of common stock issued to other parties during the nine months ended September 30, 2012.

In the Company’s Statement of Stockholders’ Equity for the period ended September 30, 2012, the captions “stock issued for cash” and “stock issued for services” both entail equity transactions occurring both before and after the reverse-merger transaction.  These captions will be separated in future filings, such that stock issuances for cash and services before the reverse-merger transaction are segregated from stock issuances for cash and services subsequent to the reverse-merger transaction.  We believe the segregation of pre-reverse-merger activity from post-reverse-merger activity in the Statement of Stockholders’ Equity will provide increased clarity, and allow readers to more easily discern the fundamental aspects of the equity instruments issued in the transaction, and the change in capital structure resulting from the transaction.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you.

Very truly yours,

FONU2, INC.

/s/ Robert B. Lees

By:    Robert B. Lees, President